Contact

www.linkedin.com/in/msweebe (LinkedIn)
www.sweebearchitecture.com (Company)
www.Scopify.com (Company)

Top Skills

Financial Analysis
Creative Writing
Architecture

Languages

Italian (Professional Working)
English (Native or Bilingual)

Certifications

NY Registered Architect
NJ Registered Architect
NCARB Certified

Michael Sweebe

Residential Architect; Scopify founder. Solving what architects, designers & builders can’t afford to do—give homeowners real cost intelligence upfront, so they start projects educated, qualified & ready to move forward.

Montclair, New Jersey, United States

Summary

Michael is Founder & CEO of both Sweebe Architecture, LLC and Scopify LLC, both based in Montclair, NJ.

With both businesses, Michael focuses his favorite skills sets on truly understanding the rhythms of family life, guiding a family’s understand about their needs, aspirations, constraints, and shedding light upon the inevitable lack of awareness about all the factors of a home project that can trip-up the realization of a successful construction project, as well ask risk the financial security of the family.

Michael’s approach is based on the vision that architecture needs to be more in tune with how families actually live, grow, and change, way more than how architects search for their personal pursuit of beauty, or how builders can build more efficiently to maximize profit.

Home building and remodeling projects are about the people who live in them, not about companies who profit from them.

Experience

Scopify LLC

Founder & CEO

January 2025 - Present (1 year 7 months)

Montclair, New Jersey, United States

Scopify is a renovation planning intelligence platform that delivers clarity before anyone is hired or a dollar is spent. In minutes, homeowners translate goals into a structured scope, see localized construction costs (ZIP code calibrated), simulate tradeoffs, and export a professional ready Project Brief to share with vetted architects and designers. We are not a design tool; we are the tool before design.

Sweebe Architecture
Founder & CEO
June 2013 - Present (13 years 2 months)
Montclair, New Jersey, United States

Providing architectural and interior design services for owners of single-family residential dwellings. Specializing in new builds, new construction, additions, and renovations.

Sionas Architecture Pc
Architect
September 2008 - June 2013 (4 years 10 months)
Montclair, NJ

Architecture, landscape architecture and site design. Providing services on a tailored basis for clients, from site analysis through design, construction documents and contract administration.

UBI URBS
Freelance Architect
April 2007 - August 2008 (1 year 5 months)

Nord Progetti is a small firm of architects, engineers, geometri, and urban designers in Parma, Italy and headed by Architects Angelo Musiari and Fabio Ceci. The bulk of Nord Progetti's work within my group of the office was for the Italian based petroleum company Eni. These projects include service stations and autostrada service plazas and restaurants. My contribution to the firm was to infuse new design ideas as well as establish operational methods with 2- and 3D computer design and standards.

Mancini Duffy
Project Architect
2004 - 2007 (3 years)

Work focused on design and execution of a number of corporate interiors projects. Clients included New York-based law firms and trading firms. Worked closely with Dina Frank, design principal / president of the firm, learning from her the experience and wisdom necessary to create projects that are head and shoulders way above the norm. Here I learned how to turn what could be basic and clumsy corporate projects into truly artful, thoughtful, clean and unique creations. I'll never forget it.

Aerotek
Freelance Architect

November 2003 - June 2004 (8 months)

Michael Graves
Architect
November 2001 - May 2003 (1 year 7 months)
New York, New York, United States

BBGM A+I
Freelance Architect
2003 - 2003 (less than a year)

Watson and Associates
Architect
2003 - 2003 (less than a year)

RESOLUTION: 4 ARCHITECTURE
Intern Architect
September 1999 - May 2000 (9 months)
New York, NY

Willis Bricker and Cannady
Intern Architect
November 1998 - August 1999 (10 months)

Jackson & Ryan Architects
Intern Architect
1997 - 1998 (1 year)

RATIO Architects
Intern Architect
1994 - 1995 (1 year)

Education

Rice University
M. Arch, Architecture & Urban Design · (1995 - 1998)

The Ohio State University
Bachelor of Science in Architecture, Architecture · (September 1990 - September 1994)

Sylvania Northview High School

· (1989 - 1990)

St. John's Jesuit High School & Academy

· (1986 - 1989)

Siebel Institute of Technology

Cerificate in Brewing Technology, Brewing · (2008 - 2008)